EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Invitrogen Corporation for the registration of $350,000,000 of 3.25% Convertible Senior Notes and 3,562,300 shares of its common stock, and to the incorporation by reference therein of our reports dated February 17, 2005, with respect to (1) the consolidated financial statements and schedule of Invitrogen Corporation, and (2) Invitrogen Corporation’s management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Invitrogen Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/    Ernst & Young LLP

San Diego, California

September 14, 2005